No 3/1/03

****AH 3/5/2003**

03014491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Julius Baer Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Harte (212) 297-3644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 4 2003 WASH. D.C. 155

PROCESSED MAR 2 1 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 2 0 2003

OATH OR AFFIRMATION

I, Bernard Spilko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Julius Baer Securities Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLAUDIA J. MOLLO
Notary Public, State of New York
No. 01MO6064455
Qualified in Kings County
Commission Expires Sept. 24, 2005

Claudia J. Mollo
Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition.~~ CashFlows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Julius Baer Securities Inc.

(A wholly owned subsidiary of
Julius Baer Holding Ltd.)
Consolidated Statement Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Stockholder of
Julius Baer Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Julius Baer Securities Inc. and its subsidiary ("the Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2003

Julius Baer Securities Inc.
(A wholly owned subsidiary of Julius Baer Holding Ltd.)
Consolidated Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 1,439,902
Securities segregated under federal and other regulations, at market value	7,995,563
Securities and mutual funds owned, at market value (including securities owned, pledged to counterparties of $2,000,000)	19,623,849
Receivable from brokers, dealers and clearing organizations	126,208
Stock borrowed	5,920,000
Receivable from customers	526,228
Accrued investment management fees receivable	3,712,503
Furniture, equipment, and leasehold improvements- at cost, less accumulated depreciation and amortization	1,641,966
Other assets	5,618,035
Total assets	$ 46,604,254
Liabilities and Stockholder's Equity	
Payable to brokers, dealers and clearing organizations	$ 217,564
Payable to customers	6,471,990
Securities sold under agreement to repurchase	1,900,000
Accrued expenses and other liabilities	10,606,767
Total liabilities	19,196,321
Commitments (Note 14)	
Stockholder's equity	
Common stock - $100 stated value; 20,000 shares authorized, 4,000 shares outstanding	400,000
Additional paid-in capital	17,950,000
Retained earnings	9,057,933
Total stockholder's equity	27,407,933
Total liabilities and stockholder's equity	$ 46,604,254

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization

Julius Baer Securities Inc. (the "Company") is a wholly owned subsidiary of Julius Baer Holding Ltd. The Company is a securities broker-dealer and commodities introducing broker registered with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"), respectively, and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the National Futures Association ("NFA"). The Company executes and clears security transactions for its customers, including customers of Bank Julius Baer & Co. Ltd. - New York Branch, a related party.

All customer futures transactions are introduced to and cleared through a registered futures commission merchant.

2. Summary of Significant Accounting Policies

Principles of consolidation
The consolidated statement of financial condition includes the accounts of Julius Baer Securities Inc. and its wholly owned subsidiary, Julius Baer Investment Management Inc. ("JBIM"), an investment advisor and portfolio manager.

All material intercompany balances have been eliminated in consolidation.

Cash and cash equivalents
The Company considers money market instruments with original maturities of less than 90 days to be cash equivalents.

Securities and commissions
Transactions and related brokerage and commission revenue and expenses are recorded on a settlement date basis, which is generally three business days after trade date; however, transactions and related commission revenue and expense amounts are reviewed on a trade date basis to ensure that there is no significant impact on the consolidated statement of financial condition.

Investment advisory and management fees
Investment advisory and management fees are recognized over the period that the related service is provided.

Financing transactions
Securities sold under agreements to repurchase ("repurchase agreements"), securities purchased under agreements to resell ("resale agreements") and securities borrowed collateralized by cash, which are treated as collateralized financing transactions for financial statement purposes, are carried at the amounts at which the securities will subsequently be repurchased, resold, or returned, plus accrued interest. It is the Company's policy to take possession of securities purchased or borrowed under such financing agreements. The Company monitors the market value of the underlying securities, the majority of which are U.S. equity securities, as compared with the related receivable plus accrued interest, and requests additional collateral when deemed appropriate.

Securities and mutual funds
Securities and mutual funds are carried at market value.

Foreign currency translation
Assets and liabilities denominated in foreign currencies are translated at rates prevailing at December 31, 2002.

Income taxes
Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amount and tax basis of assets and liabilities.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on the straight-line method over their estimated useful lives of five years. Leasehold improvements are amortized over the estimated useful lives of the improvements or the remaining terms of the leases, whichever is less.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Cash and Securities Segregated Under Federal and Other Regulations

U.S. Government securities with a market value of $7,995,563 have been segregated in special reserve bank accounts with Bank Julius Baer & Co. Ltd. - New York Branch for the benefit of customers under SEC Rule 15c3-3.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2002 are as follows:

Amounts receivable		
Securities failed to deliver	$	85,961
Receivable from clearing organizations		40,247
	$	126,208
Amounts payable		
Securities failed to receive	$	217,564
	$	217,564

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by settlement date.

5. Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with securities and commodities transactions. Marketable, customer-owned securities, consisting primarily of U.S. Government securities, are held by the Company as collateral for receivables from customers. Such collateral is not reflected in the consolidated statement of financial condition.

6. Pledged Assets

At December 31, 2002, the approximate market value of collateral received which may be sold or repledged by the Company was $5,822,400. At December 31, 2002, none of this collateral was sold or repledged by the Company.

7. Securities and Mutual Funds Owned

Marketable securities and mutual funds owned at December 31, 2002 consist of securities and mutual funds recorded at quoted market values, as follows:

U.S. Treasury Bills and Notes	$ 9,340,648
Corporate obligations	208,697
Equities and warrants	71,313
Mutual funds	9,992,151
Other securities	11,040
	$ 19,623,849

8. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2002 consist of the following:

Furniture and fixtures	$ 2,507,931
Leasehold improvement	1,867,269
	4,375,200
Accumulated depreciation and amortization	(2,733,234)
	$ 1,641,966

9. Related Party Transactions

The Company engages in transactions with affiliates in the ordinary course of business which management believes are subject to terms and conditions similar to those with nonrelated parties.

Significant asset and liability related party amounts not disclosed elsewhere as of and for the year ended December 31, 2002, are as follows:

Assets	
Mutual funds owned	$ 9,992,151
Receivable from customers	501,470
Other assets	1,009,055
Liabilities	
Payable to customers	$ 6,438,000
Accrued expenses and other liabilities	355,416
Securities sold under agreements to repurchase	1,900,000

The Company is the investment advisor to the mutual fund owned.

On November 15, 2000, the Company entered into a Revolving Subordinated Agreement with an affiliate effective January 1, 2001. Under this agreement, the affiliate agrees to make available revolving credit loans to the Company not to exceed $50 million in the aggregate. Advances made under the agreement will bear simple interest at the London Interbank Borrowing Rate plus 3% per annum. The Company pays a commitment fee of 0.25% per annum to the affiliate. Advances against the credit line are covered by an agreement approved by the NASD and thus will be available in computing net capital under the SEC's Uniform Net Capital Rule. As of December 31, 2002 there are no borrowings outstanding under this agreement.

10. Off-Balance Sheet Credit Risk

In the normal course of business, the Company is engaged in securities trading and brokerage activities with a diverse group of domestic and foreign corporations and institutional investors including other brokers and dealers, commercial banks, mutual funds and other financial institutions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated statement of financial condition.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when

necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 4% of the funds required to be segregated in accordance with Section 4d(2) of the Commodity Exchange Act or $250,000, whichever is greater. The Company is required to maintain net capital in accordance with the Rule or CFTC Regulation 1.17, whichever is greater. At December 31, 2002, the Company had net capital of $14,638,673 which was $13,520,386 in excess of required net capital of $1,118,287. The Company's ratio of aggregate indebtedness to net capital was 1.15 to 1.

12. Income Taxes

At December 31, 2002, the Company recorded a deferred tax asset of $1,714,752 and a deferred tax liability of $38,789. The deferred tax asset comprises net operating loss carryforwards and temporary differences. The net operating loss carryforwards amounted to $0.9 million at December 31, 2002 and they expire in varying years after 2020. Primary temporary differences relate to depreciation, deferred compensation and unrealized gains and losses on securities. No valuation allowance has been established against deferred tax assets as it is more likely than not that deferred tax assets will be realized. The deferred tax asset is included in other assets in the consolidated statement of financial condition. The deferred tax liability is included in other liabilities in the consolidated statement of financial condition.

13. Retirement and Pension Plans

Eligible employees of the New York offices are members of defined contribution pension plans organized by Bank Julius Baer & Co. Ltd. – New York Branch. Eligible employees of the London offices are members of defined contribution pension plans organized by Bank Julius Baer & Co. Ltd. – London Branch.

14. Commitments

The Company leases office space in New York City under operating leases which are subject to escalations for increases in occupancy costs. Certain leases and subleases have been entered into with Bank Julius Baer & Co. Ltd. - New York Branch, a related party.

JBIM Inc.'s London branch shares office space with a related party, Julius Baer Investments Limited ("JBIL"). Under an arrangement between the London branch and JBIL, the Company pays rental and related premise costs.

The following is a schedule of future minimum lease payments as of December 31, 2002:

	Amounts	
	New York	London
Year ending		
2003	$ 685,000	$ 525,000
2004	685,000	525,000
2005	342,500	525,000
2006	-	525,000
Thereafter	-	1,706,250
	$ 1,712,500	$ 3,806,250

15. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized and not recognized in the consolidated statement of financial condition.

The Company's securities and mutual funds are all carried at market value.

The Company estimates that the fair values of other financial instruments recognized on the consolidated statement of financial condition (including securities sold under agreements to repurchase, securities borrowed and receivables and payables) approximate their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates, or are subject to repricing.

16. Guarantor Arrangements

In the normal course of business, the Company clears some of its transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do no perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.